U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-35384

CUSIP NUMBER 23786R201

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K

                         ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I.	REGISTRANT INFORMATION.

Data Storage Corporation

Full Name of Registrant

Former Name if Applicable

244 5th Avenue, 2nd Floor, Suite 2821

Address of Principal Executive Office (Street and Number)

New York, New York 10001

City, State and Zip Code

PART II.	RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.	NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Data Storage Corporation (the “Company”) is unable to complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2025 (the “Form 10-K”) by March 31, 2026 due to a delay in obtaining and compiling information required to be included in the Form 10-K, which delay could not be eliminated by the Company without unreasonable effort or expense. The Company requires additional time to finalize its financial statements for such period.

PART IV.	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Charles M. Piluso	(212) 564-4922

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects a significant change in its results of operations for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024, due to the sale of substantially all of the assets associated with the Company’s cloud solutions business, which was sold on September 11, 2025. Subsequent to the sale, the Company’s results of operations will be based solely on the operations of the Company’s subsidiary, Nexxis, Inc. (“Nexxis”). The financial statements for the years ended December 31, 2025 and 2024 that will be included with the Form 10-K will reflect operations of the Company’s cloud solutions business as discontinued operations. The Company is unable to definitively quantify the anticipated changes at this time because the financial statements are not yet finalized. In its results of continuing operations, the Company anticipates reporting an increase in sales, cost of sales and selling, general and administrative expenses, driven primarily by the continued growth in Nexxis’ voice and data solutions business, driven by the addition of new customers and increased spending from existing customers. Additionally, the Company anticipates reporting an increase in net income, primarily attributable to the sale of the Company’s cloud solutions business.

Data Storage Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATA STORAGE CORPORATION

Dated: April 1, 2026	By:	/s/ Charles M. Piluso
Charles M. Piluso
Chief Executive Officer